Advanced Series Trust
655 Broad Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

September 11, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mr. Alberto Zapata

Ms. Alison White

Mr. Mark Cowan

Re:	Registration Statement on Form N-14 of Advanced Series Trust: File Nos. 333-226607 and 811-05186

Dear Mr. Zapata:

On behalf of Advanced Series Trust (the Registrant), set forth below are our proposed responses to telephonic comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the Commission) on August 27, 2018. Such comments relate to the Registrant’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was filed with the Commission on August 6, 2018 pursuant to Rule 488 under the Securities Act of 1933 (the 1933 Act). The relevant documents will be used in connection with the special meeting (the Meeting) of the beneficial shareholders of AST Columbia Adaptive Risk Allocation Portfolio (the Target Portfolio), a series of the Registrant, scheduled to be held on November 15, 2018.

Pursuant to Rule 473 under the Securities Act of 1933, the Registrant amended the Registration Statement to delay its effective date. The Registrant respectfully requests that Registration Statement filed herewith be given expedited review declared effective as soon as reasonably practicable on such date as the Commission, acting pursuant to Section 8(a), may determine.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in each Notice to Shareholders, Prospectus/Proxy Statement, and Statement of Additional Information (the SAI) being filed with the Commission pursuant to Rule 497 as of the date hereof under the 1933 Act (such filing is referred to herein as the Amendment).

Comments Applicable to the N-14 Registration Statement

1.	Comment: On pages 6 and 15 revise the language that references “pro rata” to so that it is in plain English.

Response: The Registrant modified language referenced above so that it is in plain English.

2.        Comment: Modify the narrative on page 13 under the “Expense Examples” to include that the expense cap is not reflected for three-, five- and ten-year periods.

Response: The Registrant modified the narrative on page 13 to reference that the expense cap was only taken into account for the one-year period.

3.       Comment: In addition to the Board considerations, explain the rational for why the merger is being recommended.

Response: The Registrant has added an explanation of why the merger is being recommended. Specifically, the Registrant added language in the under “Reasons for the Reorganization” section that notes that the “Manager is recommending the Reorganization given that the Portfolio, and the insurance product that utilizes it, has struggled to gain broad traction and assets. Thus, the Manager does not believe that the Portfolio is viable long term.”

4.        Comment: Please include detail on the scope of the repositioning, including what percentage of the Target Portfolio is expected to transition upon consummation of the Reorganization.

Response: The Registrant has included disclosure under “Reasons for the Reorganization” and in the Pro Forma Financial Information in the Statement of Additional Information (“SAI”) that details the scope the repositioning and that also includes estimated transaction costs in connection with the repositioning. Estimates of such transaction costs, such as brokerage commissions, will vary depending on market conditions.   The Registrant has added disclosure regarding the estimated brokerage and other transaction costs, including trading taxes, that are expected as a result of the Reorganization. In addition, the Registrant has added disclosure that “it is currently expected that a substantial portion (approximately 90%) of the Target Portfolio’s assets will be sold after the consummation of the Reorganization.”

5.        Comment: If a proxy solicitor will be used, include the estimated costs and who will assume the costs.

Response: The registrant confirms that a proxy solicitor will not be used.

6.        Comment: Explain the significance of the Acquiring Portfolio having an overlay strategy. Is this a managed volatility fund?

Response: The overlay strategy is utilized to enhance risk-adjusted returns while providing less overall risk than a pure equity portfolio. The Acquiring Portfolio is not a managed volatility fund. The Registrant has added disclosure noting the significance of the overlay strategy under the “Analysis of the Investment Objectives and Principal Investment Strategies of the Portfolios.”

7.        Comment: In the section entitled “Principal Risks of the Portfolios” include a more descriptive narrative of differences between the principal risks of investing in the Target Portfolio and Acquiring Portfolio, per Item 3(c) of Form N-14.

Response: The Registrant has added additional detail regarding the differences between the principal risks of investing in the Target Portfolio and Acquiring Portfolio in the section entitled “Principal Risks of the Portfolios”.

8.       Comment: With regard to the SAI, Exhibit A and Exhibit B should be part of the SAI and not “Exhibits”

Response: The Registrant has modified the SAI to make Exhibits A and B part of the SAI.

9.       Comment: The date of the Registrant’s SAI that is incorporated by reference should be the SAI dated April 30, 2018, not September 5, 2018.

Response: The Registrant has corrected the date with respect to the Registrant’s SAI that is incorporated by reference.

Accounting Comments

1.       Comment: Financial statements reflected should include semi-annual financials as of June 30, 2018. The N-14 Filing should be resubmitted on Form N-14A with the updated financials.

Response: The Registrant has updated the financials and resubmitted on Form N-14A.

2.       Comment: Consider revising the third bullet in the Cover Letter to state “average annual returns” rather than “historical net investment performance” to more closely track the language of Form N-14.

Response: The Registrant has revised the third bullet in the Cover Letter and in corresponding language throughout the N-14 to read, “average annual returns” rather than “historical net investment performance.”

3.        Comment: With regard to the fourth bullet in the Cover Letter, clarify whether the Registrant is referring to gross or net expenses and match the language that is used in the fee table.

Response: The Registrant has revised the fourth bullet in the Cover Letter and in corresponding language throughout the N-14 to read, “net annual portfolio operating expenses”.

4.        Comment: With regard to the fifth bullet, consider stating that “the pro forma annualized operating expense ratio is expected to be lower” rather than “is lower”. (emphasis added). In the same bullet confirm whether “estimated” applies to the Target Portfolio.

Response: Since the fifth bullet references pro forma numbers and contemplates what the result would be have been had the merger been completed on a certain date, the Registrant did not revise the language. The Registrant removed reference to “estimated” in the fifth bullet and in corresponding language throughout the N-14.

5.       Comment: For Question 6 in the Question & Answers (Q&A) indicate whether the Manager will pay all costs incurred in connection with the proposed Reorganization even if shareholders do not approve the Reorganization.

Response: The Registrant has added the requested disclosure.

6.       Comment: If there will be repositioning of the Target Portfolio, add a Q&A related to the any repositioning of the Portfolio.

Response: The Registrant has added a new Q&A that addresses if the Target Portfolio will be repositioned as part of the Reorganization.

7.       Comment: In the section entitled “Comparison of Investment Objectives and Principal Investment Strategies of the Portfolio” clarify whether the Acquiring Portfolio is more heavily invested in derivative instruments.

Response: The Registrant has added disclosure to the “Comparison of Investment Objectives and Principal Investment Strategies of the Portfolio” regarding derivative instruments.

8.       Comment: Confirm that the fees presented are current in compliance with Item 3 of Form N-14.

Response: The Registrant confirms that the fees presented are current in compliance with Item 3 of Form N-14.

9.        Comment: In the section entitled “Annual Portfolio Operating Expenses” remove any footnotes no permitted by Form N-1A.

Response: The Registrant has removed footnotes (1)-(4) and instead included a revised narrative.

10.       Comment: In footnote (5) of the Annual Portfolio Operating Expenses, confirm that expenses of the Target Portfolio that were waived/reimbursed by the Manager and that may be recouped by the Manager will not be carried over as part of the Reorganization.

Response: The Registrant confirms that the expenses of the Target Portfolio that were waived/reimbursed by the Manager and that may be recouped by the Manager will not be carried over as part of the Reorganization.

11.       Comment: In the section entitled “Annual Portfolio Operating Expenses”, confirm why the total annual portfolio operating expenses for the Target Portfolio are 1.32% and the expense cap in footnote (5) is 1.28%?

Response: The expense cap is exclusive of certain expenses, which is the reason that the total annual portfolio operating expenses for the Target Portfolio are higher than the expense cap. The fee table footnote notes that the expense cap excludes “taxes, interest, brokerage commissions, and any other acquired fund fees and expenses not mentioned above…”

12.       Comment: With regard to the Annual Portfolio Operating Expenses and expenses of the Target Portfolio that were waived/reimbursed by the Manager and that may be recouped by the Manager, confirm that any recoupment is in line with the expense limitation at that time.

Response: The Registrant confirms that any recoupment of expenses will be in line with the expense limitation at that time.

13.        Comment: In footnote (6) of the Annual Portfolio Operating Expenses, explain how the waiver and expense cap work together.

Response: The management fee waiver is applied first, reducing the management fee to 0.72%. After application of the management fee waiver, the expense cap is applied so that total annual portfolio expenses do not exceed 1.05%.

14.        Comment: In the section entitled “Expense Examples” the lead in narrative paragraph should also reference the expense caps for the Target Portfolio and the Acquiring Portfolio.

Response: The Registrant has revised the disclosure to also reference the Target Portfolio and the Acquiring Portfolio.

15.         Comment: Explain the rational for why the merger is being recommended under “Reasons for the Reorganization”.

Response: The Registrant has added an explanation of why the merger is being recommended. Specifically, the Registrant added language that notes, “The Manager is recommending the Reorganization over a subadviser replacement given that the Portfolio, and the insurance product that utilizes it, has struggled to gain broad traction and assets. Thus, the Manager does not believe that the Portfolio is viable long term.”

16.       Comment: Add portfolio turnover rates to the Performance sections.

Response: The Registrant has added portfolio turnover rates.

17.        Comment: On pages 25-26, clarify who will be managing the Combined Portfolio.

Response: The Registrant has modified the language to specifically note who will be managing the Combined Portfolio.

18.       Comment: The Financial Highlights should include 6/30/2018 numbers.

Response: The Registrant has modified the Financial Highlights to include 6/30/2018 numbers.

19.       Comment: Consider adding the Manager as signatory to the Plan of Reorganization noting approval to pay for expenses.

Response: The Registrant respectfully declines this suggestion as the Plan of Reorganization is not required to be signed by the Manager and the Plan of Reorganization has been presented to and approved by the Board of Trustees in its current form.

20.       Comment: In the Statement of Additional Information, add a reference to the semi-annual report on the cover page.

Response: The Registrant has added the reference to the semi-annual report.

21.        Comment: In the Pro Forma Financial Information section, confirm whether the references to “average daily net assets” of the Target Portfolio and the Acquiring Portfolio should instead refer to “actual daily net assets.”

Response: The Registrant confirms that the description of the numbers as average daily net assets is accurate.

22.        Comment: Revise the fee table in the Pro Forma Financial Information section in accordance with the same comments noted above.

Response: The Registrant has modified the fee table in accordance with the Staff’s comments.

23.       Comment: Revise the statement “The Reorganization should be tax-free for U.S. federal income tax purposes” to instead read “The Reorganization will be tax-free for U.S. federal income tax purposes.”

Response: The Registrant has modified the disclosure to read: “The Reorganization is expected to be tax-free for U.S. federal income tax purposes.”

24.       Comment: Please include the scope of the repositioning in the narrative under Pro Forma Financial Information.

Response: The Registrant has added disclosure related to the scope of the repositioning, including estimated transaction costs.

Please contact the undersigned at (973) 367-1495 with any questions.

Sincerely yours,

/s/ Kathleen DeNicholas
Kathleen DeNicholas,
Assistant Secretary of Advanced Series Trust